UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Liberty All-Star Equity Fund (USA)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

530158104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 530158104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  6,004,629

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  6,004,629

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,004,629

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

3.29%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Liberty All-Star Equity Fund
Alps Advisors Inc.
1290 Broadway, Suite 1100
Denver, CO 80203

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 6,004,629 shares of the Liberty All-Star Equity Fund on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 3.29% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the Liberty All-Star Equity Fund fits the investment guidelines for various Accounts. Shares have been acquired since December 3, 2007.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 6,004,629 shares or 3.29% of the outstanding shares. George W. Karpus presently owns 86,345 shares. Mr. Karpus purchased shares on December 3, 2007 at $7.08 (900 shares), December 4, 2007 at $6.97 (125 shares), December 5, 2007 at $7.1 (675 shares), December 6, 2007 at $7.17 (100 shares), December 7, 2007 at $7.27 (650 shares), December 10, 2007 at $7.31 (175 shares), December 11, 2007 at $7.22 (550 shares), December 12, 2007 at $7.19 (250 shares), December 18, 2007 at $6.99 (750 shares), December 20, 2007 at $6.91 (6050 shares), January 30, 2008 at $6.79 (3000 shares), June 26, 2008 at $6.02 (2000 shares), July 15, 2008 at $5.23 (1800 shares), July 16, 2008 at $5.3 (1100 shares), July 17, 2008 at $5.44 (200 shares), July 22, 2008 at $5.6 (100 shares), September 16, 2008 at $4.79 (25 shares), September 17, 2008 at $4.81 (250 shares), September 18, 2008 at $4.63 (795 shares), September 22, 2008 at $4.97 (185 shares), September 23, 2008 at $4.75 (65 shares), September 24, 2008 at $4.79 (130 shares), September 29, 2008 at $4.63 (1905 shares), October 1, 2008 at $4.47 (180 shares), October 2, 2008 at $4.46 (3800 shares), October 6, 2008 at $4.01 (2925 shares), October 7, 2008 at $3.9 (295 shares), October 8, 2008 at $3.59 (1445 shares), November 20, 2008 at $2.76 (655 shares), November 24, 2008 at $2.9 (225 shares), November 25, 2008 at $2.92 (155 shares), November 26, 2008 at $ (470 shares), November 28, 2008 at $2.98 (35 shares), December 1, 2008 at $2.86 (90 shares), December 5, 2008 at $2.94 (840 shares), December 10, 2008 at $2.93 (20 shares), December 11, 2008 at $3.05 (230 shares), December 12, 2008 at $2.95 (90 shares), December 15, 2008 at $3 (435 shares), December 29, 2008 at $3.21 (130 shares), December 30, 2008 at $3.26 (35 shares), March 6, 2009 at $2.31 (395 shares), December 1, 2010 at $4.72 (1000 shares), December 2, 2010 at $4.78 (500 shares), December 3, 2010 at $4.76 (800 shares), December 7, 2010 at $4.82 (5000 shares), December 8, 2010 at $4.83 (5000 shares), December 9, 2010 at $4.86 (10000 shares), December 9, 2010 at $4.86 (1500 shares), December 10, 2010 at $4.9 (10000 shares), December 22, 2010 at $4.87 (1000 shares), January 11, 2011 at $5 (5000 shares), January 12, 2011 at $5.06 (3000 shares), January 31, 2011 at $5.02 (5000 shares), July 25, 2011 at $5.25 (650 shares), July 26, 2011 at $5.23 (975 shares), July 27, 2011 at $5.14 (1625 shares), July 28, 2011 at $5.1 (650 shares), July 29, 2011 at $5.02 (325 shares), August 1, 2011 at $5.08 (325 shares), August 2, 2011 at $5 (275 shares), August 4, 2011 at $4.89 (200 shares), August 8, 2011 at $4.37 (1400 shares), and on November 19, 2010 at $4.66 (1020 shares). Mr. Karpus sold shares on March 18, 2008 at $6.33 (800 shares), March 23, 2009 at $2.9 (830 shares), and on April 2, 2009 at $3.09 (1500 shares). Jo Ann Van Degriff presently owns 10,145 shares. Ms. Van Degriff bought shares on December 3, 2007 at $7.08 (125 shares), December 4, 2007 at $6.94 (25 shares), December 5, 2007 at $7.09 (75 shares), December 7, 2007 at $7.26 (75 shares), December 10, 2007 at $7.28 (25 shares), December 11, 2007 at $7.2 (75 shares), December 12, 2007 at $7.16 (25 shares), December 18, 2007 at $6.98 (100 shares), December 20, 2007 at $6.91 (975 shares), September 17, 2008 at $4.81 (135 shares), September 18, 2008 at $4.62 (85 shares), September 22, 2008 at $4.94 (20 shares), September 23, 2008 at $4.69 (10 shares), September 24, 2008 at $4.78 (30 shares), September 29, 2008 at $4.63 (390 shares), October 1, 2008 at $4.44 (20 shares), October 2, 2008 at $4.46 (105 shares), October 6, 2008 at $4.01 (340 shares), October 7, 2008 at $3.89 (55 shares), October 8, 2008 at $3.59 (265 shares), October 10, 2008 at $2.87 (395 shares), October 14, 2008 at $3.87 (85 shares), October 16, 2008 at $3.43 (220 shares), November 20, 2008 at $2.75 (110 shares), November 24, 2008 at $2.89 (40 shares), November 25, 2008 at $2.9 (25 shares), November 28, 2008 at $2.84 (5 shares), December 1, 2008 at $2.82 (15 shares), February 20, 2009 at $2.72 (5430 shares), February 23, 2009 at $2.63 (200 shares), February 26, 2009 at $2.73 (100 shares), March 2, 2009 at $2.47 (5300 shares), March 3, 2009 at $2.43 (3515 shares), July 25, 2011 at $5.25 (325 shares), July 28, 2011 at $5.1 (325 shares), and on August 8, 2011 at $4.36 (200 shares). Ms. Van Degriff sold shares on March 18, 2008 at $6.34 (100 shares), September 17, 2009 at $4.31 (9000 shares). Dana R. Consler presently owns 3,715 shares. Mr. Consler bought shares on December 20, 2007 at $6.91 (500 shares), September 16, 2008 at $4.67 (5 shares), September 18, 2008 at $4.59 (25 shares), September 22, 2008 at $4.79 (5 shares), September 23, 2008 at $4.59 (5 shares), September 24, 2008 at $4.71 (10 shares), September 29, 2008 at $4.62 (155 shares), October 1, 2008 at $4.39 (10 shares), October 2, 2008 at $4.47 (640 shares), October 6, 2008 at $4 (125 shares), October 7, 2008 at $3.83 (25 shares), October 8, 2008 at $3.58 (155 shares), October 10, 2008 at $2.87 (1050 shares), October 14, 2008 at $3.79 (10 shares), November 20, 2008 at $2.75 (145 shares), November 24, 2008 at $2.87 (50 shares), November 25, 2008 at $2.87 (30 shares), November 28, 2008 at $2.84 (5 shares), December 12, 2008 at $2.84 (15 shares), December 15, 2008 at $2.99 (55 shares), December 29, 2008 at $3.2 (160 shares), December 30, 2008 at $3.24 (40 shares), February 23, 2009 at $2.63 (600 shares), February 24, 2009 at $2.63 (100 shares), February 25, 2009 at $2.65 (100 shares), February 26, 2009 at $2.73 (100 shares), May 5, 2009 at $3.52 (500 shares), August 8, 2011 at $4.31 (500 shares), and on September 17, 2008 at $4.81 (240 shares). Mr. Consler sold shares on February 26, 2010 at $4.42 (1145 shares) and on June 29, 2010 at $4.04 (500 shares). Kathy F. Crane presently owns 1,010 shares. Ms. Crane bought shares on December 20, 2007 at $6.91 (500 shares), August 21, 2008 at $5.65 (50 shares), August 26, 2008 at $5.63 (50 shares), August 27, 2008 at $5.5 (25 shares), August 28, 2008 at $5.56 (25 shares), September 18, 2008 at $4.57 (15 shares), September 22, 2008 at $4.79 (5 shares), September 23, 2008 at $4.59 (5 shares), September 24, 2008 at $4.61 (5 shares), September 29, 2008 at $4.61 (60 shares), October 2, 2008 at $4.4 (15 shares), October 6, 2008 at $4 (60 shares), October 7, 2008 at $3.84 (15 shares), October 8, 2008 at $3.55 (25 shares), October 14, 2008 at $3.82 (15 shares), November 20, 2008 at $2.75 (70 shares), November 24, 2008 at $2.87 (25 shares), November 25, 2008 at $2.87 (15 shares), November 28, 2008 at $2.84 (5 shares), December 29, 2008 at $3.06 (20 shares), and on December 30, 2008 at $3.09 (5 shares). Karpus Investment Management Defined Benefit Plan presently owns 8,920 shares. The Plan bought shares on July 15, 2008 at $5.22 (100 shares), July 16, 2008 at $5.29 (100 shares), August 19, 2008 at $5.66 (800 shares), September 16, 2008 at $4.67 (5 shares), September 17, 2008 at $4.8 (45 shares), September 18, 2008 at $4.59 (25 shares), September 22, 2008 at $4.79 (5 shares), September 23, 2008 at $4.59 (5 shares), September 24, 2008 at $4.71 (10 shares), September 29, 2008 at $4.62 (115 shares), October 1, 2008 at $4.39 (10 shares), October 2, 2008 at $4.44 (35 shares), October 6, 2008 at $4 (100 shares), October 7, 2008 at $3.87 (25 shares), October 8, 2008 at $3.59 (130 shares), October 10, 2008 at $2.86 (90 shares), October 14, 2008 at $3.84 (20 shares), November 20, 2008 at $2.74 (55 shares), November 24, 2008 at $2.86 (20 shares), November 25, 2008 at $2.84 (10 shares), December 1, 2008 at $2.69 (5 shares), December 11, 2008 at $2.99 (15 shares), December 12, 2008 at $2.78 (5 shares), December 15, 2008 at $2.97 (30 shares), December 29, 2008 at $3.2 (110 shares), December 30, 2008 at $3.25 (25 shares), February 23, 2009 at $2.63 (700 shares), February 24, 2009 at $2.63 (100 shares), February 25, 2009 at $2.65 (100 shares), February 26, 2009 at $2.73 (100 shares), December 1, 2010 at $4.71 (2500 shares), December 8, 2010 at $4.83 (3000 shares), July 27, 2011 at $5.14 (325 shares), and on August 8, 2011 at $4.36 (200 shares). Karpus Investment Management Profit Sharing Plan presently owns 40,749 shares. The Plan bought shares on December 3, 2007 at $7.08 (675 shares), December 4, 2007 at $6.97 (100 shares), December 5, 2007 at $7.1 (500 shares), December 6, 2007 at $7.16 (75 shares), December 7, 2007 at $7.27 (500 shares), December 10, 2007 at $7.31 (125 shares), December 11, 2007 at $7.22 (400 shares), December 12, 2007 at $7.19 (175 shares), December 18, 2007 at $6.99 (675 shares), December 20, 2007 at $6.91 (3875 shares), December 31, 2007 at $7.01 (500 shares), January 22, 2008 at $6.1 (75 shares), August 21, 2008 at $5.65 (50 shares), September 11, 2008 at $5.36 (600 shares), September 15, 2008 at $5.1 (3205 shares), September 16, 2008 at $4.86 (505 shares), September 17, 2008 at $4.82 (300 shares), September 18, 2008 at $4.63 (410 shares), September 22, 2008 at $4.97 (85 shares), September 23, 2008 at $4.77 (50 shares), September 24, 2008 at $4.8 (110 shares), September 29, 2008 at $4.63 (1565 shares), October 1, 2008 at $4.47 (85 shares), October 2, 2008 at $4.46 (1000 shares), October 6, 2008 at $4.01 (1410 shares), October 7, 2008 at $3.91 (295 shares), October 8, 2008 at $3.59 (1160 shares), October 10, 2008 at $2.87 (420 shares), November 20, 2008 at $2.76 (510 shares), November 24, 2008 at $2.91 (175 shares), November 25, 2008 at $2.93 (120 shares), November 28, 2008 at $3 (25 shares), December 1, 2008 at $2.87 (70 shares), December 12, 2008 at $2.96 (70 shares), December 29, 2008 at $3.25 (1205 shares), December 30, 2008 at $3.28 (300 shares), March 3, 2009 at $2.42 (145 shares), June 10, 2009 at $3.64 (5000 shares), August 5, 2009 at $3.96 (2000 shares), December 27, 2010 at $4.92 (100 shares), January 10, 2011 at $4.97 (5000 shares), January 11, 2011 at $5 (4800 shares), July 25, 2011 at $5.25 (325 shares), July 26, 2011 at $5.23 (650 shares), July 27, 2011 at $5.14 (325 shares), July 28, 2011 at $5.1 (325 shares), August 2, 2011 at $5 (300 shares), and on, August 3, 2011 at $4.92 (879 shares). Karpus Investment Management Profit Sharing Plan sold shares on March 18, 2008 at $6.33 (500 shares). None of the other principals of KIM presently own shares of Liberty All-Star Equity Fund.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 6/9/2011 (180)  $5.01
 6/13/2011 (1600)  $4.94
 6/14/2011 (200)  $4.99
 6/15/2011 (300)  $4.91
 6/21/2011 (2560)  $4.98
 6/24/2011 (6000)  $4.92
 6/27/2011 (9520)  $4.96
 6/28/2011 (23900)  $5.02
 6/30/2011 (1300)  $5.15
 7/1/2011 (620)  $5.19
 7/5/2011 (2100)  $5.20
 7/6/2011 (2080)  $5.22
 7/8/2011 (350)  $5.21
 7/13/2011 (4840)  $5.13
 7/14/2011 (5000)  $5.06
 7/15/2011 (3570)  $5.07
 7/20/2011 47800   $5.16
 7/21/2011 11725   $5.25
 7/22/2011 (8525)  $5.27
 7/25/2011 36131   $5.25
 7/25/2011 (325)  $5.23
 7/26/2011 45400   $5.24
 7/26/2011 (395)  $5.24
 7/27/2011 72320   $5.14
 7/27/2011 (9150)  $5.12
 7/28/2011 34600   $5.11
 7/28/2011 (2235)  $5.10
 7/29/2011 17300   $5.03
 8/1/2011 22000   $5.09
 8/2/2011 16420   $5.01
 8/3/2011 31599   $4.93
 8/4/2011 5500   $4.91
 8/5/2011 8100   $4.61
 8/8/2011 87500   $4.39
 8/8/2011 (300)  $4.32
 8/9/2011 400   $4.36
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Liberty All-Star Equity Fund securities.

Item 7. Materials to be Filed as Exhibits.

None
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Sharon Thornton
Title:   Senior Director of Investments
Date:   August 11, 2011